Exhibit 99.3

[PEMEX LOGO]                       CORPORATE MANAGEMENT FOR SOCIAL COMMUNICATION

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                             BULLETIN NO. 285/2003
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                                                                DATE: 11/06/2003



     The Inter-institutional Work Group for Foreign Trade in Hydrocarbons, (GICEH), determined to make technical adjustments to the constant terms of the price formulae for crude oils exported by Mexico to customers in the American Continental market, which will take effect beginning as of the following first of December.

     For the American Continent, the GICEH agreed an increase of 10 cents a dollar for the constant term of the price formula for the Olmeca crude oil, while that corresponding to Istmo will drop by 10 cents a dollar per barrel and that of Maya will remain unchanged.

     The constant term of the price formula for Maya crude, destined for the West Coast of the United States of America, will have an adjustment for a reduction of 10 cents a dollar per barrel.

     Regarding the market in Europe, the GICEH decided not to modify the constant terms of the formulae for Maya and Istmo crude prices.

     As far as the Far East is concerned, the applicable adjustments to the constant terms of the price formulae for Maya and Istmo crude will be announced once Saudi Arabia publishes its prices, which is expected to happen within the next few days.

     The purpose of the adjustments agreed upon by the GICEH is to maintain the competitive level of Mexican oil - for the different qualities - in the international oil market, faced with the movements recorded in the estimates for the leading crude oils of reference.

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